UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-35075

Western Copper and Gold Corporation

(Translation of registrant’s name into English)

Suite 1200 – 1166 Alberni Street

Vancouver, B.C. V6E 3Z3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of Western Copper and Gold Corp. (File No. 333-278696).

Exhibit 99.2 to this Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statements on Form F-10 of Western Copper and Gold Corp. (File Nos. 333-268467 and 333-278696).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Underwriting Agreement, dated April 16, 2024

99.2	Material Change Report, dated April 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN COPPER AND GOLD CORPORATION
Date: April 18, 2024

	By:	/s/ Varun Prasad
	Name:	Varun Prasad
	Title:	Chief Financial Officer

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